Exhibit 99.1

Hesai Group Reports Fourth Quarter and Full Year 2025 Unaudited Financial Results

Quarterly net revenues were RMB1,000.5 million (US$143.1 million) 1

Quarterly lidar shipments were 631,095 units

Quarterly net income was RMB153.2 million (US$21.9 million)

Full year 2025 net revenues were RMB3,027.6 million (US$432.9 million)

Full year 2025 lidar shipments were 1,620,406 units

Full year 2025 net income was RMB435.9 million (US$62.3 million)

SHANGHAI, China, Mar. 24, 2026 (GLOBE NEWSWIRE) － Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI; HKEX: 2525), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months and full year ended December 31, 2025.

Management Remarks

“2025 was a landmark year as Hesai became the first lidar company to achieve full-year GAAP profitability, while also ranking No.1 in 2025 with over 40% share of the long-range automotive lidar market, according to Gasgoo.” said Dr. Yifan “David” Li, Hesai’s Co-Founder and CEO. “As lidar emerges as the ‘invisible airbag’ for ADAS safety, we have secured design wins with all top ten Chinese OEMs, expanded into the sub-RMB100,000 mass market, captured the multi-lidar L3 inflection point, and accelerated global expansion through partnerships with NVIDIA and others. These milestones are structurally increasing lidar content per vehicle and broadening our total addressable market. Beyond automotive, substantial opportunities are also opening up, where Hesai ranked No.1 across major robotics submarkets, such as humanoid and quadruped robots, robotaxis, robovans, and robotic lawn mowers, according to GGII, Yole Group, and Frost & Sullivan. To fully capitalize on the surging demand across both ADAS and Robotics, we are scaling our annual production capacity to over 4 million units in 2026.”

Dr. Li continued, “As the AI-driven Fourth Industrial Revolution accelerates, Hesai is positioning to become the key enabler of Physical AI – digitizing the real world, redefining how humans and robotics perceive and act. Over the coming months, we will launch new flagship products, each targeting an addressable market worth trillions of RMB, bringing this vision to life and laying the groundwork for our next decade of growth.”

[1]	All translations from RMB to USD for the fourth quarter and full year of 2025 were made at the exchange rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board.

“2025 marked a significant milestone for us in both the scale and quality of our financial performance,” said Mr. Andrew Fan, Hesai’s CFO. “We delivered record net revenues of over RMB3 billion (US$433 million), up 46% year-over-year, while tripling total shipments to over 1.6 million units. Importantly, we also achieved industry-first full-year GAAP net income of RMB436 million (US$62 million) and non-GAAP net income2 of RMB551 million (US$79 million) in 2025, driven by robust revenue growth, disciplined cost management, and improved operating leverage through AI-enabled efficiency gains across R&D, manufacturing, and operations. We have also delivered GAAP net income for three consecutive quarters and non-GAAP net income for five consecutive quarters. Alongside this, we also recorded three consecutive years of positive operating cash flow, while our net assets grew to around RMB9 billion (US$1.3 billion).”

Mr. Fan added, “2026 marks a bold new chapter for Hesai. We are raising our outlook for lidar shipments to 3 to 3.5 million units, and will soon launch breakthrough new products that unlock future opportunities, and further advance our vision to empower robotics and elevate lives.”

•	Business Updates :

o	Global:

▪	Selected as the primary lidar partner for the NVIDIA DRIVE Hyperion 10 platform, positioning Hesai as the default turnkey lidar solution for OEMs building autonomous driving systems on NVIDIA, and joined the NVIDIA Halos AI Systems Inspection Lab to further advance safety in autonomous vehicles and robotics.

▪	Partnered with Grab as Hesai’s exclusive distributor in Southeast Asia, leveraging its scale and network to rapidly expand regional access to Hesai’s high-quality lidars.

▪	Accumulated 2,071 lidar patents3 as of 2025. With this robust portfolio, Hesai ranks No.1 globally according to KnowMade, a Yole Group company, further reinforcing Hesai’s leadership in lidar innovation.

o	Domestic:

▪	Secured ADAS design wins with 40 automotive brands globally across over 160 vehicle models, including all top ten OEMs in China. The addition of new customers in the fourth quarter and recently – including BAIC and FAW Bestune – further strengthened the Company’s presence among leading OEMs.

[2]	See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

[3]	Including patents granted and pending patent applications.

▪	Secured multi-lidar design wins with Li Auto, Xiaomi, and Changan, with start of production (“SOP”) planned for 2026-2027. Multi-lidar models typically feature 3 to 6 lidars per vehicle.

▪	Selected by Unitree to equip JT128 lidar in all of its humanoid robots featured at the 2026 Spring Festival Gala (China’s largest annual broadcast with peak viewership of 400 million), enabling the precise execution of a complex, synchronized Chinese Kung Fu performance.

▪	Secured a design win for NIU Technologies’ next-gen electric two-wheel model, marking a new application of FTX lidar and opening the electric two-wheel market to automotive-grade 3D perception.

▪	Signed orders with clients including Dreame and MOVA for robotic lawn mower lidars, representing a backlog of over 10 million lidar units, with strong follow-on potential as deployments scale.

▪	According to Gasgoo, GGII, Yole Group, and Frost & Sullivan, ranked No.1 in the long-range automotive lidar market, as well as across major robotics submarkets, including:

⮚	Humanoid & quadruped robots (new orders from companies such as Unitree, HONOR Robot, Galbot, Magiclab and Vita Dynamics);

⮚	Robotaxis (new orders from companies such as Pony.ai, WeRide, Baidu Apollo Go, DiDi, and other global players across North America, Asia, and Europe);

⮚	Robovans (new orders from companies such as Zelos, Neolix, and Meituan);

⮚	Robotic lawn mowers (new orders from companies such as Dreame, MOVA, and Nexlawn).

•	Product Updates :

o	Launched the FMC500 system-on-chip (“SoC”) in November 2025, a dedicated lidar master control chip integrating MCU, FPGA, and ADC with on-chip functional safety and cybersecurity. The revamped version of ATX lidar (up to 256 channels), powered by this SoC, is expected to start SOP in April 2026.

o	Released patented “Photon Isolation” technology, which eliminates interference between laser channels and is now fully integrated across Hesai’s flagship lidar products, delivering best-in-class safety and reliability.

Hesai Announces Favorable Resolution of IP Dispute and Reaffirms Its Commitment to Innovation and R&D

On September 15, 2025, the arbitral tribunal issued a confidential final decision confirming its interim decision and awarding the Company approximately US$6.4 million in costs and fees, which the Company received from Ouster during the fourth quarter of 2025.

Operational Highlights

	Three months ended December 31, 2025	Full Year 2025
ADAS lidar shipments	550,723	1,381,133
Robotics lidar shipments	80,372	239,273
Total lidar shipments	631,095	1,620,406

•	Q4 2025 ADAS lidar shipments were 550,723 units, representing an increase of 185.0% from 193,238 units in the corresponding period of 2024.

•	Q4 2025 Robotics lidar shipments were 80,372 units, representing an increase of 178.9% from 28,816 units in the corresponding period of 2024.

•	Q4 2025 Total lidar shipments were 631,095 units, representing an increase of 184.2% from 222,054 units in the corresponding period of 2024.

•	ADAS lidar shipments in the full year of 2025 were 1,381,133 units, representing an increase of 202.6% from 456,386 units in 2024.

•	Robotics lidar shipments in the full year of 2025 were 239,273 units, representing an increase of 425.8% from 45,503 units in 2024.

•	Total lidar shipments in the full year of 2025 were 1,620,406 units, representing an increase of 222.9% from 501,889 units in 2024.

Financial Highlights for the Fourth Quarter of 2025

(in RMB millions, except for per ordinary share data and percentage)

	Q4 2025	Q4 2024	% Change
Net revenues	1,000.5	719.8	39.0%
Gross margin	41.0%	39.0%	/
Income from operations	102.0	106.6	(4.3)%
Non-GAAP income from operations	129.7	130.0	(0.2)%
Net income	153.2	147.0	4.2%
Non-GAAP net income	180.9	170.4	6.2%
Net income per ordinary share – basic	0.98	1.13	(13.3)%
Net income per ordinary share – diluted	0.94	1.08	(13.0)%
Non-GAAP net income per ordinary share	1.16	1.31	(11.5)%
Diluted non-GAAP net income per ordinary share	1.11	1.26	(11.9)%

•	Net revenues were RMB1,000.5 million (US$143.1 million) for the fourth quarter of 2025, representing an increase of 39.0% from RMB719.8 million for the same period of 2024. Product revenues were RMB982.7 million (US$140.5 million) for the fourth quarter of 2025, representing an increase of 40.1% from RMB701.6 million for the same period of 2024. The year-over-year increase was mainly attributable to increased revenues from sales of both ADAS and Robotics lidar products due to robust demand, both in China and globally. Service revenues were RMB17.8 million (US$2.5 million) for the fourth quarter of 2025, representing a decrease of 2.2% from RMB18.2 million for the same period of 2024.

•	Cost of revenues was RMB590.0 million (US$84.4 million) for the fourth quarter of 2025, representing an increase of 34.5% from RMB438.7 million for the same period of 2024.

•	Gross margin was 41.0% for the fourth quarter of 2025, compared with 39.0% for the same period of 2024. The year-over-year increase in gross margin was mainly attributable to effective cost and scale optimization on both Robotics and ADAS lidars, partially offset by a higher revenue contribution from ADAS lidars, which typically carry a lower gross margin than Robotics lidars.

•	Sales and marketing expenses were RMB55.5 million (US$7.9 million) for the fourth quarter of 2025, representing an increase of 13.0% from RMB49.1 million for the same period of 2024. The increase was mainly driven by an increase in payroll expenses of RMB8.2 million (US$1.2 million).

•	General and administrative expenses were RMB97.6 million (US$14.0 million) for the fourth quarter of 2025, representing a decrease of 7.4% from RMB105.5 million for the same period of 2024. The decrease was mainly driven by a decrease in professional service fees of RMB28.0 million (US$4.0 million), partially offset by an increase in payroll expenses of RMB7.8 million (US$1.1 million).

•	Research and development expenses were RMB215.6 million (US$30.8 million) for the fourth quarter of 2025, representing a decrease of 11.1% from RMB242.4 million for the same period of 2024. The year-over-year decrease was mainly due to a decrease in payroll expenses of RMB20.2 million (US$2.9 million) and a decrease in cost of materials of RMB9.3 million (US$1.3 million). The payroll savings were mainly driven by the broader adoption of AI tools within our R&D team.

•	Income from operations was RMB102.0 million (US$14.6 million) for the fourth quarter of 2025, representing a decrease of 4.3% from RMB106.6 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP income from operations was RMB129.7 million (US$18.5 million) for the fourth quarter of 2025, representing a decrease of 0.2% from RMB130.0 million for the fourth quarter of 2024.

•	Net income was RMB153.2 million (US$21.9 million) for the fourth quarter of 2025, representing an increase of 4.2% from RMB147.0 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income was RMB180.9 million (US$25.9 million) for the fourth quarter of 2025, representing an increase of 6.2% from RMB170.4 million for the same period of 2024.

•	Net income attributable to ordinary shareholders of the Company was RMB153.2 million (US$21.9 million) for the fourth quarter of 2025, representing an increase of 4.2% from RMB147.0 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB180.9 million (US$25.9 million) for the fourth quarter of 2025, representing an increase of 6.2% from RMB170.4 million for the same period of 2024.

•	Basic and diluted net income per ordinary share were RMB0.98 (US$0.14) and RMB0.94 (US$0.13), respectively, for the fourth quarter of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB1.16 (US$0.17) and RMB1.11 (US$0.16), respectively, for the fourth quarter of 2025.

•	Cash reserve4 was RMB7,511.0 million (US$1,074.1 million) as of December 31, 2025, compared with RMB7,368.8 million as of September 30, 2025.

Financial Highlights for the Full Year of 2025

(in RMB millions, except for per ordinary share data and percentage)

	FY2025	FY2024	% Change
Net revenues	3,027.6	2,077.2	45.8%
Gross margin	41.8%	42.6%	/
Income/(loss) from operations	168.8	(204.9)	/
Non-GAAP income/(loss) from operations	283.4	(88.8)	/
Net income/(loss)	435.9	(102.4)	/
Non-GAAP net income	550.5	13.7	3,922.0%
Net income/(loss) per ordinary share – basic	3.13	(0.79)	/
Net income/(loss) per ordinary share – diluted	2.98	(0.79)	/
Non-GAAP net income per ordinary share	3.96	0.11	3,500.0%
Diluted non-GAAP net income per ordinary share	3.76	0.10	3,660.0%

•	Net revenues were RMB3,027.6 million (US$432.9 million) for the full year of 2025, representing an increase of 45.8% from RMB2,077.2 million for the prior year. Product revenues were RMB2,982.9 million (US$426.6 million) for the full year of 2025, representing an increase of 51.7% from RMB1,966.3 million for the prior year. The year-over-year increase was mainly attributable to increased revenues from sales of both ADAS and Robotics lidar products due to robust demand, both in China and globally. Service revenues were RMB44.6 million (US$6.4 million) for the full year of 2025, representing a decrease of 59.8% from RMB110.8 million for the prior year. The year-over-year decrease was driven by lower revenues from non-recurring engineering services.

[4]	Cash reserve represents cash and cash equivalents, restricted cash, short-term investments and long-term time deposits.

•	Cost of revenues was RMB1,762.5 million (US$252.0 million) for the full year of 2025, representing an increase of 47.8% from RMB1,192.6 million for the prior year.

•	Gross margin was 41.8% for the full year of 2025, compared with 42.6% for the prior year. The year-over-year decrease was due to a decrease in revenues from high-margin non-recurring engineering services and a higher revenue contribution from ADAS lidars, which typically carry a lower gross margin than Robotics lidars, partially offset by effective cost and scale optimization on both ADAS and Robotics lidars.

•	Sales and marketing expenses were RMB192.0 million (US$27.5 million) for the full year of 2025, representing a decrease of 0.5% from RMB193.0 million for the prior year. The decrease was mainly driven by a decrease in marketing expenses of RMB5.4 million (US$0.8 million).

•	General and administrative expenses were RMB288.8 million (US$41.3 million) for the full year of 2025, representing a decrease of 8.9% from RMB316.9 million for the prior year. The decrease was mainly driven by a decrease in professional service fees of RMB40.5 million (US$5.8 million).

•	Research and development expenses were RMB796.9 million (US$114.0 million) for the full year of 2025, representing a decrease of 6.9% from RMB855.6 million for the prior year. The year-over-year decrease was mainly due to a decrease in payroll expenses of RMB32.8 million (US$4.7 million) and a decrease in material expenses of RMB17.2 million (US$2.5 million). The payroll savings were mainly driven by the broader adoption of AI tools within our R&D team.

•	Income from operations was RMB168.8 million (US$24.1 million) for the full year of 2025, compared with loss from operations of RMB204.9 million for the prior year. Excluding share-based compensation expenses, non-GAAP income from operations was RMB283.4 million (US$40.5 million) for the full year of 2025, compared with non-GAAP loss from operations of RMB88.8 million for the prior year.

•	Other income was RMB184.6 million (US$26.4 million) for the full year of 2025, compared with other loss of RMB2.5 million for the prior year. The other income was mainly derived from a gain on disposal of an equity investment in an early-stage tech company.

•	Net income was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

•	Net income attributable to ordinary shareholders of the Company was RMB435.9 million (US$62.3 million) for the full year of 2025, compared with net loss attributable to ordinary shareholders of the Company of RMB102.4 million for the prior year. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB550.5 million (US$78.7 million) for the full year of 2025, representing an increase of 3,922.0% from RMB13.7 million for the prior year.

•	Basic and diluted net income per ordinary share were RMB3.13 (US$0.45) and RMB2.98 (US$0.43), respectively, for the full year of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB3.96 (US$0.57) and RMB3.76 (US$0.54), respectively, for the full year of 2025.

Business Outlook

For the first quarter of 2026, the Company expects net revenues to be between RMB650 million (US$93 million) and RMB700 million (US$100 million), representing a year-over-year increase of approximately 24% to 33%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 24, 2026 (8:00 PM Beijing/Hong Kong Time on March 24, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group Fourth Quarter and Full Year 2025 Earnings Conference Call

Pre-registration Link:	https://s1.c-conf.com/diamondpass/10052900-ju87y6.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until March 31, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10052900

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global leader in lidar solutions. The Company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The Company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Use of Non-GAAP Financial Measures

To supplement Hesai’s consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Hesai’s historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this earnings release and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise noted)

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,838,966	1,663,492	237,876
Restricted cash	3,594	4,014	574
Short-term investments	362,195	3,091,856	442,130
Notes receivables	22,341	94,697	13,541
Accounts receivable, net	765,027	1,262,220	180,495
Contract assets	9,909	–	–
Amounts due from related parties	5,039	–	–
Prepayments and other current assets	193,448	282,431	40,387
Inventories	482,137	670,453	95,874

Total current assets	4,682,656	7,069,163	1,010,877
Non-current assets:
Property and equipment, net	944,218	1,099,283	157,195
Long-term investments	31,798	2,781,670	397,774
Intangible assets, net	76,554	95,507	13,657
Land-use rights, net	39,879	39,015	5,579
Right-of-use assets	114,260	109,318	15,632
Other non-current assets	100,246	67,322	9,627

Total non-current assets	1,306,955	4,192,115	599,464

TOTAL ASSETS	5,989,611	11,261,278	1,610,341

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	345,253	448,233	64,096
Notes payable	10,096	150,199	21,478
Accounts payable	345,011	592,560	84,735
Contract liabilities	32,994	21,019	3,006
Amounts due to related parties	335,253	–	–
Accrued warranty liability	43,607	77,672	11,107
Income tax payable	–	27,157	3,883
Accrued expenses and other current liabilities	516,726	578,495	82,724

Total current liabilities	1,628,940	1,895,335	271,029
Non-current liabilities:
Operating lease liabilities	98,370	85,555	12,234
Long-term borrowings	269,438	278,727	39,857
Other non-current liabilities	61,132	42,907	6,137

Total non-current liabilities	428,940	407,189	58,228

TOTAL LIABILITIES	2,057,880	2,302,524	329,257
Shareholders’ Equity
Class A Ordinary shares	19	17	2
Class B Ordinary shares	70	90	13
Additional paid-in capital	7,577,113	11,925,963	1,705,390
Subscription receivables	(292,721)	–	–
Accumulated other comprehensive income	56,975	6,530	933
Accumulated deficit	(3,409,725)	(2,973,846)	(425,254)

TOTAL SHAREHOLDERS’ EQUITY	3,931,731	8,958,754	1,281,084

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,989,611	11,261,278	1,610,341

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise noted)

	Three months ended December 31,
	2024	2025
	RMB	RMB	US$
Net revenues	719,758	1,000,488	143,068
Cost of revenues	(438,725)	(590,004)	(84,370)

Gross profit	281,033	410,484	58,698

Operating expenses:
Sales and marketing expenses	(49,105)	(55,487)	(7,935)
General and administrative expenses	(105,477)	(97,649)	(13,963)
Research and development expenses	(242,382)	(215,553)	(30,824)
Other operating income, net	222,481	60,188	8,607

Total operating expenses	(174,483)	(308,501)	(44,115)

Income from operations	106,550	101,983	14,583
Interest income	22,495	60,756	8,688
Interest expenses	(3,650)	(4,137)	(592)
Foreign exchange income, net	23,234	(14,536)	(2,079)
Other (loss)/income, net	(1,070)	12,412	1,776

Net income before income tax and share of loss in equity method investments	147,559	156,478	22,376
Income tax expenses	(583)	(3,308)	(473)
Share of loss in equity method investment	(12)	–	–

Net income	146,964	153,170	21,903

Net income attributable to ordinary shareholders of the Company	146,964	153,170	21,903

	Three months ended December 31,
	2024	2025
	RMB	RMB	US$
Net earnings per share:
Basic	1.13	0.98	0.14
Diluted	1.08	0.94	0.13

Weighted average ordinary shares used in calculating net earnings per share:
Basic	130,414,178	156,083,596	156,083,596
Diluted	135,612,037	162,773,691	162,773,691

Net income	146,964	153,170	21,903

Other comprehensive income/(loss):
Foreign currency translation adjustments	21,404	(63,895)	(9,137)

Comprehensive income	168,368	89,275	12,766

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise noted)

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
Net revenues	2,077,157	3,027,573	432,937
Cost of revenues	(1,192,572)	(1,762,477)	(252,031)

Gross profit	884,585	1,265,096	180,906

Operating expenses:
Sales and marketing expenses	(193,032)	(191,990)	(27,454)
General and administrative expenses	(316,913)	(288,828)	(41,302)
Research and development expenses	(855,641)	(796,940)	(113,961)
Other operating income, net	276,093	181,415	25,942

Total operating expenses	(1,089,493)	(1,096,343)	(156,775)

(Loss)/income from operations	(204,908)	168,753	24,131
Interest income	104,401	130,237	18,624
Interest expenses	(12,827)	(18,923)	(2,706)
Foreign exchange income, net	14,577	2,156	308
Other (loss)/income, net	(2,476)	184,566	26,393

Net (loss)/income before income tax and share of loss in equity method investments	(101,233)	466,789	66,750
Income tax expense	(1,130)	(30,835)	(4,409)
Share of loss in equity method investment	(13)	(74)	(11)

Net (loss)/income	(102,376)	435,880	62,330

Net (loss)/income attributable to ordinary shareholders of the Company	(102,376)	435,880	62,330

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
Net (loss)/earnings per share:
Basic	(0.79)	3.13	0.45
Diluted	(0.79)	2.98	0.43

Weighted average ordinary shares used in calculating net (loss)/earnings per share:
Basic	129,188,125	139,145,475	139,145,475
Diluted	129,188,125	146,437,135	146,437,135

Net (loss)/income	(102,376)	435,880	62,330

Other comprehensive income/(loss):
Foreign currency translation adjustments	18,535	(50,445)	(7,214)

Comprehensive (loss)/income	(83,841)	385,435	55,116

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data or otherwise noted)

	For the three months ended December 31,
	2024	2025
	RMB	RMB	US$
Income from operations	106,550	101,983	14,583
Add: Share-based compensation expenses	23,406	27,717	3,964

Non-GAAP income from operations	129,956	129,700	18,547

Net income	146,964	153,170	21,903
Add: Share-based compensation expenses	23,406	27,717	3,964

Non-GAAP net income	170,370	180,887	25,867
Net income attributable to ordinary shareholders of the Company	146,964	153,170	21,903
Add: Share-based compensation expenses	23,406	27,717	3,964

Non-GAAP net income attributable to ordinary shareholders of the Company	170,370	180,887	25,867

Weighted average shares used in calculating net earnings per share
Basic	130,414,178	156,083,596	156,083,596
Diluted	135,612,037	162,773,691	162,773,691

Non-GAAP net earnings per share
Basic	1.31	1.16	0.17
Diluted	1.26	1.11	0.16

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data or otherwise noted)

	Year ended December 31,
	2024	2025
	RMB	RMB	US$
(Loss)/income from operations	(204,908)	168,753	24,131
Add: Share-based compensation expenses	116,064	114,651	16,395

Non-GAAP (loss)/income from operations	(88,844)	283,404	40,526

Net (loss)/income	(102,376)	435,880	62,330
Add: Share-based compensation expenses	116,064	114,651	16,395

Non-GAAP net income	13,688	550,531	78,725

Net (loss)/income attributable to ordinary shareholders of the Company	(102,376)	435,880	62,330
Add: Share-based compensation expenses	116,064	114,651	16,395

Non-GAAP net income attributable to ordinary shareholders of the Company	13,688	550,531	78,725

Weighted average shares used in calculating net earnings per share
Basic	129,188,125	139,145,475	139,145,475
Diluted	131,897,473	146,437,135	146,437,135

Non-GAAP net earnings per share
Basic	0.11	3.96	0.57
Diluted	0.10	3.76	0.54